[Sanford C. Bernstein Fund, Inc. Letterhead]

September 4, 2003




VIA EDGAR

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C.  20549-1004


         Re:      Withdrawal of Form 485APOS Filing for
                  Sanford C. Bernstein Fund, Inc. (the "Registrant") Registration File Nos. 33-21844 and 811-5555


Commissioners:

         Pursuant to Rule 477 of the Securities Act of 1933, as amended, we request withdrawal of the Form 485APOS filing made on behalf of the Registrant, Accession Number 0000936772-03-000344, which was a duplicate filing inadvertently submitted to the Securities and Exchange Commission on Tuesday, September 2, 2003 and accepted.

         Please do not hesitate to contact the undersigned at (212) 756-4097 if you have questions or comments or if you require further information.

                                                   Very truly yours,

                                                   /s/ Edmund P. Bergan, Jr.

                                                   Edmund P. Bergan, Jr.
                                                   Secretary of the Registrant